ASCENT SOLAR TECHNOLOGIES, INC.
12300 Grant Street
Thornton, CO 80241

April 25, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington,D.C. 20549-3628

Re: Ascent Solar Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-208926)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Ascent Solar Technologies, Inc. (the “Company”) hereby respectfully applies to the U.S. Securities and Exchange Commission for consent to the withdrawal of the above-referenced Registration Statement on Form S-1 together with all amendments and exhibits thereto (the “Registration Statement”), which was initially filed on January 8, 2016. The Company has decided not to proceed with the transactions contemplated by the Registration Statement by pursuing, among other things, alternative private placements of its securities. No securities were sold or otherwise issued in connection with the filing of the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (720) 872-5233 or James Carroll of Faegre Baker Daniels LLP, the Company’s outside counsel, at (303) 447-7748.

Very truly yours,

/s/ Victor Lee
Victor Lee
President and
Chief Executive Officer